Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

WILLIS GROUP URGES WILLIS AND TOWERS WATSON SHAREHOLDERS TO

SUPPORT VALUE CREATING STRATEGIC COMBINATION

Industry-changing deal creates significant additional value for both firms’ shareholders, strengthening both beyond their powerful standalone propositions

Creates integrated global platform to drive long-term growth and market share gain in traditional and new businesses

Strategic combination expected to create approximately $4.7 billion in incremental value for shareholders

LONDON – 13 November 2015 – Willis Group Holdings (NYSE: WSH) today urged its shareholders, and those of Towers Watson (NASDAQ: TW), to vote “FOR” the proposed merger of equals between the two firms.

For Willis shareholders, the proposed deal further strengthens the powerful standalone Willis value proposition. The proposed deal enables Willis shareholders to participate in the significant economic opportunity ($4.7 billion of estimated incremental value) generated by the planned combination.

For Towers Watson investors, the deal accelerates the firm’s publicly stated long-term strategy. It delivers value to Towers Watson shareholders through clear, compelling synergies and new client opportunities. For Towers Watson shareholders, as Towers Watson has stated, the combination is expected to result in projected cash net income accretion of an estimated 45% by calendar year 20181.

This transaction was unanimously agreed upon by both boards of directors. Willis will contribute 55.8% of the projected combined EBITDA2 in 2016 excluding synergies, is enabling a significant portion of the merger synergies through its Irish domicile, and its CEO and CFO will not hold those roles in the new company. On the day before announcement, Towers Watson contributed 53.6% of the combined market capitalization3. Taking both these positions into consideration, the final terms were negotiated such that the overall economics (including the dividend to Towers Watson shareholders) were split virtually down the middle: 50.9% Towers Watson, 49.1% Willis. This resulted in a modest premium to Willis’ unaffected share price, well within the range of “merger of equals” transactions.

Willis continues to believe strongly that the combined Willis Towers Watson will generate significantly higher shareholder returns than either company could have generated on their own. We urge both sets of shareholders to vote for the deal. We would also like to refute ISS’ claim that, “Willis may have more riding on the approval of this transaction than Towers”. As we displayed this past quarter, we expect to continue to achieve strong growth coupled with significant margin improvement as a result of our operational improvement program. We remain highly confident in our standalone plan and believe we are positioned for several years of strong earnings growth.

[1]	See Towers Watson presentation filed with the SEC on 9th November 2015.
[2]	See projections on page 108 of the S-4 regarding Towers Watson Adjusted EBITDA and Willis Underlying EBITDA.
[3]	Prior to adjustment for the pre-closing dividend to Towers Watson shareholders.

Both Willis and Towers Watson investors will benefit from the significant incremental value the two companies expect to create together. As previously disclosed, the merger can create more than $375 million in incremental annual revenue in the healthcare exchange, large market property & casualty insurance broking, and global benefits consulting business. The companies also project approximately $100 million - $125 million in annual cost savings and $75 million in annual tax savings.

Dominic Casserley, Willis Group Chief Executive Officer, said: “This transaction is expected to generate significant value through very achievable cost savings, incremental revenues and tax benefits. Shareholders should support this deal as it will drive value creation and accretion to earnings. Willis remains committed to closing the transaction on the agreed terms.”

James McCann, Chairman of Willis Group, said: “At the negotiated terms, this is a ground-breaking, strategic transaction that enhances the competitive position and value creation potential of both companies. We call on shareholders of both firms to support the agreed deal.”

Willis will hold an extraordinary general meeting of its stockholders to vote on the proposed merger with Towers Watson at 9:30 a.m. on November 18, 2015 at the Pierre Hotel, 2 East 61st Street, New York, NY 10065. Willis stockholders of record as of the close of business on October 2, 2015 will be entitled to vote at the meeting. Towers Watson will hold a special meeting of its stockholders to vote on the proposed merger with Willis at 8:00 a.m. local time on November 18, 2015 at the Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson special meeting.

Willis investors with questions about the transaction or how to vote their shares may contact the firm’s proxy solicitor, Morrow & Co, LLC at 1 (800) 278-2141. Additional information on how to vote is available at www.willisandtowerswatson.mergerannouncement.com.

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About Willis

Willis Group Holdings plc, is a leading global risk advisory, re/insurance broking and human capital and benefits firm. With roots dating to 1828, Willis operates today on every continent with more than 18,000 employees in over 400 offices. Willis offers its clients superior expertise, teamwork, innovation and market-leading products and professional services in risk management and transfer. Our experts rank among the world’s leading authorities on analytics, modelling and mitigation strategies at the intersection of global commerce and extreme events. Find more information at our Website, www.willis.com, our leadership journal, Resilience, or our up-to-the-minute blog on breaking news, WillisWire. Across geographies, industries and specialisms, Willis provides its local and multinational clients with resilience for a risky world.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT

PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts:
Media:		Investors:
Miles Russell +44 20 3124 7446 +44 7903 262118	Stephen Cohen +1 212 886 9332 Stephen.Cohen@teneostrategy.com	Matt Rohrmann +1 212 915 8180 Matt.Rohrmann@Willis.com
Miles.Russell@willis.com

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